SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001 -73 - NIRE 35.3.001.587 -92

TCO IP S.A.
Closely-held Company
CNPJ MF 04.225.487/0001 -61 - NIRE 53.3.000.064 -15

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held company
CNPJ MF 02.558.118/0001 -65 - NIRE 31.3.0002535 -7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001 -06 NIRE 31.3.0001299 -9

NOTICE OF MATERIAL FACT
RESULTS OF THE PUBLIC TENDER OFFER FOR ACQUISITION OF PREFERRED SHARES

Vivo Participações S.A. (“Vivo Part”), as the acquirer of Telemig Celular Participações S.A. (“Telemig Part”) and Telemig Celular S.A. ("Telemig Celular"), jointly with TCO IP S.A. (“TCO-IP”), announces in compliance with Instruction CVM 358/2002 the results of the auction (“Auction”) held in connection with the offer to purchase up to 1/3 of the outstanding preferred shares of Telemig Part and Telemig Celular that was made in accordance with the corresponding Voluntary Tender Offer Notice published on April 8, 2008 by TCO IP as the Offeror (“Offer Notice”). Because the amount of shares offered by shareholders in the Auction exceeded the maximum number of shares TCO IP had undertaken to acquire per the Offer Notice, a proportional allocation was applied. The proration factors are stated below:

TELEMIG CELULAR PARTICIPAÇÕES S.A.

	AMOUNT OF SHARES ACQUIRED BY	PRORATION FACTOR
NEGOTIATION SEDE	THE OFFEROR

TMCP4L	7,257,020	0.3907

	TELEMIG CELULAR S.A.

	AMOUNT OF SHARES ACQUIRED BY	PRORATION FACTOR
NEGOTIATION CODE	THE OFFEROR

TMGC6L (class B)	47	n/a

TMGC7L (class C)	908	n/a

TMGC11L (class E)	703	n/a

TMGC12L (class F)	77	n/a

TMGC13L (class G)	87,757	0.9651

After the Auction, TCO IP and Vivo Part became the owners of the number of shares of Telemig Part and Telemig Celular indicated below:

TELEMIG CELULAR PARTICIPAÇÕES S.A.

COMPANY	COMMON	%	PREFERRED	%	TOTAL	%
	SHARES		SHARES

Vivo Part	7,258,108	53.899%	969,932	4.265%	8,228,040	22.725%

TCO IP			7,257,020	31.912%	7,257,020	20.043%

Demais	6,207,951	46.101%	14,514,050	63.823%	20,722,001	57.232%

Total	13,466,059	100%	22,741,002	100%	36,207.061	100%

TELEMIG CELULAR S.A.

COMPANY	COMMON	%	PREFERRED	%	TOTAL	%
	SHARES		SHARES

Telemig Part	794,764	89.175%	1,180,078	79.685%	1,974,842	83.250%

TCO IP			89,492	6.043%	89,492	3.773%

Demais	96,477	10.825%	211,365	14.272%	307,842	12.977%

Total	891,241	100%	1,480,935	100%	2,372,176	100%

São Paulo, May 15, 2008.

Ernesto Gardelliano
Investment Relations Director
Vivo Participações S.A.
TCO IP S.A.

Roberto Oliveira de Lima
Investment Relations Director
Telemig Celular Participações S.A.
Telemig Celular S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto de Oliveira Lima

Name:	Roberto de Oliveira Lima
Title:	Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.